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                              May 15, 2024

       Atanas H. Atanasov
       Chief Financial Officer
       HF Sinclair Corp
       2828 N. Harwood, Suite 1300
       Dallas, Texas 75201

                                                        Re: HF Sinclair Corp
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed on
February 21, 2024
                                                            File No. 001-41325

       Dear Atanas H. Atanasov:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year ended December 31, 2023

       Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 76

   1. We note your reconciliation of the following non-GAAP presentations exclude the effects of "lower of cost or
market inventory valuation adjustments" in the Form 10-K and in the
                                                        Press Release filed
under Form 8-K:

                                                              Adjusted EBITDA,
                                                              Refinery Segment
Gross Margin and Net Operating Margin per produced barrel sold,
                                                            and
                                                              Renewable Segment
Gross Margin and Net Operating Margin per produced gallon
                                                            sold.

                                                        It appears these
inventory-related adjustments substitute individually tailored recognition and measurement methods
for those of GAAP. While it may be appropriate to highlight
                                                        these items in your
discussion of operating results, it is unclear whether these adjustments that have
the effect of changing the recognition and measurement principles required to be applied
in accordance with GAAP are appropriate reconciling items
 Atanas H. Atanasov
FirstName
HF SinclairLastNameAtanas H. Atanasov
            Corp
Comapany
May        NameHF Sinclair Corp
     15, 2024
May 15,
Page 2 2024 Page 2
FirstName LastName
         for non-GAAP performance measures. Please revise or explain to us the basis for excluding lower of cost or market inventory valuation adjustments in your presentation of these non-GAAP measures. Refer to Question 100.04 of the Non-GAAP Measures
         Compliance and Disclosure Interpretations. We note similar issues in your Form 10-Q for the quarterly period ended March 31, 2024.

2. We note you present here non-GAAP measures Refinery segment gross margin and Net operating margin per produced barrel sold, Renewable segment gross margin and Net operating margin per produced barrel sold and Marketing segment gross margin per gallon sold. Please revise to address the following:

                We note the titles of the above noted non-GAAP measures are the same as, or
              confusingly similar to, titles or descriptions used for GAAP financial measures.
              Please revise the titles or descriptions of non-GAAP measures here and throughout
              the filing to reflect their adjusted nature such as    Adjusted
gross margin    or similar
              titles. Please refer to Item 10(e)(ii)(E) of Regulation S-K.

                You present Refinery gross margin, Renewables gross margin, Marketing gross margin, Refinery net operating margin per produced barrel sold and Renewables net operating margin per produced barrel sold, without also presenting the most directly comparable GAAP measure. Please expand to include a presentation of the most directly comparable US GAAP measure and reconcile to non-GAAP measures presented as required by Item 10(e)(1)(i) of Regulation S-K and Question
              102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure
              Interpretations.

         We also note similar issues in your Form 10-Q for the quarterly period ended March 31,
         2024.

Form 8-K filed on February 21, 2024

Exhibit 99.1
Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 14

3. Considering the comments 1 and 2 above, please revise the applicable non-GAAP measures and related disclosures as appropriate. We also note the similar issues in your
         Form 8-K filed on May 8, 2024.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Atanas H. Atanasov
HF Sinclair Corp
May 15, 2024
Page 3

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAtanas H. Atanasov                     Sincerely,
Comapany NameHF Sinclair Corp
                                                         Division of
Corporation Finance
May 15, 2024 Page 3                                      Office of Energy &
Transportation
FirstName LastName